March 15, 2011

VIA  EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Nile Therapeutics, Inc. (the “Company”)

Dear Sir/Madam:

As counsel for the Company and on its behalf, enclosed herewith is the Company’s Preliminary Proxy Statement on Schedule 14A relating to the Company’s 2011 Annual Meeting of Stockholders.

Please contact the undersigned at (612) 492-7369 if you have any questions or comments with respect to the Preliminary Proxy Statement.

Sincerely,

/s/ Christopher J. Melsha

Christopher J. Melsha
Attorney
Direct Dial:  612.492.7369
Email:  cmelsha@fredlaw.com

cc:           Mr. Daron Evans
Chief Financial Officer
Nile Therapeutics, Inc.